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                          [SURREY, INC. LETTERHEAD]





                              November 13, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


        Re:   Surrey, Inc.
              Form 8-A (Reg. No. 001-13383)
              Accession Number:  0000950124-97-004762

Ladies and Gentlemen:

        Due to the fact that the Registration Statement on Form 8-A would automatically become effective 60 days from its original filing date of September 16, 1997, prior to the effectiveness of the registration statement on Form SB-2 (Reg. No. 333-35757), Surrey, Inc. is hereby withdrawing the electronic filing on Form 8-A dated September 16, 1997.

        Please telephone Mark Hooley at (612) 305-1438 or the undersigned at
(512) 267-7172 if you have questions any or need any additional information.

                                Very truly yours,

                                SURREY, INC.



                                By: /s/ Martin van der Hagen
                                    -------------------------------
                                    Martin van der Hagen, President